Exhibit 4.2

PROMISSORY NOTE

Principal amount: $250,000.00                                       DATE, October 1, 2009

FOR VALUE RECEIVED,Wegener Communications, Inc (Borrower) promises to pay David E. Chymiak (Lender) the sum of Two hundred fifty thousand dollars ($250,000.00), and interest at the yearly rate of 8.0 % on the unpaid balance as specified below.

Borrower will pay one lump payment in lawful money of the United States on October 31, 2009.

Payments will be applied first to interest and then to principal.

If the Borrower fails to make an installment payment when due or fails to comply with any other term of this promissory note, the loan will be considered in default.

This note may be prepaid by the Borrower at any time in whole or in part without premium or penalty.

The Borrower must promptly inform the Lender of any change in name or address.

If the Lender prevails in a lawsuit to collect on this note, Borrower will pay Lender's court costs, collection agency costs, and attorney's fees in an amount the court finds to be reasonable.

IN WITNESS WHEREOF, I set my hand under seal this 1st day of October, 2009 and I acknowledge receipt of a completed copy of this instrument.

Wegener Communications, Inc.	David E. Chymiak

11350 Technology Cir	/s/ David E. Chymiak

Johns Creek, Ga. 30097	Witness:

/s/ C. Troy Woodbury, Jr.

By, C. Troy Woodbury, Jr. Treasurer and CFO	Date: 10-1-09

Witness:

___________________

Date October 1, 2009